Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated April 18, 2014

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FANTEX
RESERVATION PERIOD TO CLOSE APRIL 25TH
RESERVE IPO SHARES NOW

Fantex Brokerage Services announces reservation period for Fantex Vernon Davis anticipated to close Friday, April 25th at 5:00pm ET

Fantex Brokerage Services anticipates closing the IPO for Fantex Vernon Davis on April 25th at 5:00pm ET. Interested investors must place a reservation and fund their Fantex Brokerage account prior to the acceptance of reservations in order to receive shares in the IPO. The reservation period may remain open longer than currently anticipated.[1] Trading is expected to begin on April 28th, 2014.

Fantex Vernon Davis is linked to the underlying cash flows of Vernon Davis' brand – including his current and future playing contracts, certain endorsements and appearance fees, as well as potential post-career income from activities such as broadcasting.

The number of shares is limited, so take advantage of this opportunity to participate in a real Initial Public Offering and secure your chance to own a tracking stock tied to the value and performance of a professional athlete brand.[2]

RESERVE IPO SHARES NOW


SERIES VERNON DAVIS

This offering is highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole.

[1] To the extent there is insufficient interest in shares of our Fantex Series Vernon Davis, this offering may be canceled and no shares of our Fantex Series Vernon Davis would be sold to the public.

[2] Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled. View the prospectus.

These securities may not be sold nor may offers to buy be accepted and no part of the purchase price can be received prior to the time the registration statement becomes effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

Fantex Brokerage Services, LLC, 330 Townsend St., Suite 234 San Francisco, CA 94107
© 2014 Fantex Brokerage Services, LLC

Member of SIPC. For details, please see www.sipc.org

This message is not an offer to sell or a solicitation of any investment products or other financial product or service, an official confirmation of any transaction, or an official statement of Fantex Brokerage Services, LLC

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